20009273

UNITED STATES
ND EXCHANGE COMMISSION
..shington, D.C. 20549

SEC FILE NUMBER
8-66471

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
MAR 03 2020
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INDUSTRIAL AND COMMERCIAL BANK OF CHINA FINANCIAL SERVICES LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 BROADWAY
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Frederick Ferraro (212) 993-7350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

Industrial and Commercial Bank of China, Financial Services LLC
(A Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Table of Contents

This report ** contains (check all applicable boxes):

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

AFFIRMATION

I, Frederick Ferraro, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Industrial and Commercial Bank of China Financial Services LLC (wholly owned subsidiary of Industrial and Commercial Bank of China Limited) as of December 31, 2019, are true and correct. I further affirm that neither Industrial and Commercial Bank of China Financial Services LLC nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Frederick Ferraro
Signature

CFO
Title

Subscribed and sworn to me on this 2nd day
of March, 2020

Notary Public

LOUIS DAMIANO
Notary Public, State Of New York
No. 41-5006423
Qualified In Queens County
Certificate Filed In New York County
Commission Expires December 28, 20 22

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Industrial and Commercial Bank of China Financial Services LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Industrial and Commercial Bank of China Financial Services LLC (the Company) as of December 31, 2019, the related statements of operations, changes in member's capital, changes in borrowings subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II-A, II-B and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II-A, II-B and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2013.

New York, New York
March 2, 2020

Industrial and Commercial Bank of China Financial Services LLC
(A Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Statement of Financial Condition
December 31, 2019

Assets		
Cash and cash equivalents	$	2,097,974
Securities purchased under agreements to resell, net		17,210,357,013
Securities borrowed		5,505,940,573
Deposits with clearing organizations		51,127,432
Receivables:		
Customers		181,251,574
Broker-dealers and clearing organizations		283,702,786
Secured demand note receivable		500,000,000
Interest and dividends receivable		3,979,765
Right of use asset		4,283,541
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $19,685,174		6,057,661
Securities owned, at fair value		74,739,386
Securities received as collateral		131,096,252
Other assets		28,994,056
Total assets	$	23,983,628,013
Liabilities and Member's Capital		
Liabilities:		
Short term borrowings	$	272,167,000
Securities sold under agreements to repurchase, net		21,311,241,666
Securities loaned		1,159,719,661
Payables:		
Customers		133,158,097
Broker-dealers and clearing organizations		359,505,294
Lease liability		4,283,541
Deferred tax liability		2,885,755
Interest and dividends payable		4,298,714
Obligation to return securities		131,096,252
Other liabilities		13,182,867
		23,391,538,847
Borrowings subordinated to claims of general creditors		500,000,000
Member's capital		92,089,166
Total liabilities and member's capital	$	23,983,628,013

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

Industrial and Commercial Bank of China Financial Services LLC
(A Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Statement of Operations
Year Ended December 31, 2019

Revenues:		
Clearing fees	$	33,404,754
Interest		1,840,443,999
Other Income		3,460,325
Total revenues		1,877,309,078
Expenses:		
Interest		1,790,739,354
Employee compensation and benefits		31,731,998
Clearance and brokerage charges		17,780,289
Communications and data processing		11,934,680
Occupancy		4,453,704
Travel and entertainment		429,312
Professional fees		13,990,769
Provision for credit losses		3,480,768
Other		19,683,348
Total expenses		1,894,224,222
Loss before income tax benefit		(16,915,144)
Income tax benefit		1,518,390
Net loss	$	(15,396,754)

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

Industrial and Commercial Bank of China Financial Services LLC
(A Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Statement of Changes in Member's Capital
Year Ended December 31, 2019

	Total Member's Capital
Balance as of December 31, 2018	$ 107,485,920
Net loss	(15,396,754)
Balance as of December 31, 2019	$ 92,089,166

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

Industrial and Commercial Bank of China Financial Services LLC
(A Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Statement of Changes in Borrowings Subordinated to Claims of General Creditors
Year Ended December 31, 2019

Subordinated borrowings as of December 31, 2018	$	400,000,000
Increases during 2019		100,000,000
Decreases during 2019		-
Subordinated borrowings as of December 31, 2019	$	500,000,000

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

Industrial and Commercial Bank of China Financial Services LLC
(A Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Statement of Cash Flows
Year Ended December 31, 2019

Cash Flows From Operating Activities		
Net Loss	$	(15,396,754)
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain/loss on securities owned		9,662,567
Provision for credit loss		3,480,768
Depreciation and amortization		3,135,955
Deferred tax expense		2,491,346
(Increase) decrease in operating assets:		
Securities purchased under agreements to resell, net		3,894,869,068
Securities borrowed		(1,265,810,779)
Deposits with clearing organizations		124,211,092
Receivables from customers		39,905,965
Receivables from broker-dealers and clearing organizations		433,800,468
Interest and dividends receivable		2,435,480
Other assets		(1,789,219)
Increase (decrease) in operating liabilities:		
Securities sold under agreements to repurchase, net		(1,182,150,344)
Securities loaned		(977,594,011)
Payables to customers		14,427,067
Payables to broker-dealers and clearing organizations		(409,793,116)
Interest and dividends payable		(2,199,298)
Other liabilities		(32,653,195)
Net cash provided by operating activities		641,033,060
Cash Flows From Investing Activities		
Acquisition of furniture, equipment and leasehold improvements		(924,403)
Net cash used in investing activities		(924,403)
Cash Flows From Financing Activities		
Repayment of short term borrowings		(677,833,000)
Net cash used in financing activities		(677,833,000)
Net decrease in cash and cash equivalents		(37,724,343)
Cash and cash equivalents at December 31, 2018		39,822,317
Cash and cash equivalents at December 31, 2019	$	2,097,974
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	50,789
Cash paid for interest	$	1,749,584,427
Non-cash financing activity - borrowings under secured demand note collateral agreements	$	100,000,000
Securities received on defaulted reverse repurchase agreements	$	84,401,953

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

(1) Organization and Nature of Business

Industrial and Commercial Bank of China Financial Services LLC (the "Company") is a wholly owned subsidiary of Industrial and Commercial Bank of China Limited (the "Parent"). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is to offer securities clearing, processing and financing services to clients.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments with original maturities of ninety days or less, which may include federal funds sold on an overnight basis. The Company maintains amounts due from banks which, at times, exceed federally insured limits.

(c) Receivable from and Payables to Customers and Broker-dealer and Clearing Organizations

Receivables from customers and broker-dealers and clearing organizations and Payables to customers and broker-dealers and clearing organizations include amounts due on regular way securities transactions and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions are not reflected in the Statement of Financial Condition. Customer transactions that are failed to be received or delivered are recorded in Receivables from and Payables to broker-dealers and clearing organizations on the Statement of Financial Condition.

The Company engages in margin lending to clients that allows the client to borrow against the value of qualifying securities and is included within Receivables from customer and broker-dealer in the Company's Statement of Financial Condition. Client receivables generated from margin lending activities are collateralized by client-owned securities held by the Company.

The Company monitors required margin levels and established credit limits daily and, pursuant to such guidelines, requires clients to deposit additional collateral, or reduce

positions, when necessary. Margin loans are extended on a demand basis and are not committed facilities. Factors considered in the review of margin loans are the amount of the loan, the intended purpose, the degree of leverage being employed in the account, and overall evaluation of the portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral or potential hedging strategies to reduce risk. Additionally, positions related to concentrated or restricted positions require a review of any legal impediments to liquidation of the underlying collateral. Underlying collateral for margin loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis and an evaluation of industry concentrations. For these transactions, adherence to the Company's collateral policies significantly limits the Company's credit exposure in the event of a client default. The Company may request additional margin collateral from clients, if appropriate, and, if necessary, may sell securities that have not been paid for or purchase securities sold but not delivered from customers.

At December 31, 2019, cash and securities of $51,127,432 and $273,044,626, respectively, were deposited with clearing organizations. Additionally, securities of $118,717,492 were segregated under federal and other regulations. Securities deposited with clearing organizations or segregated under federal and other regulations or requirements are primarily sourced from Reverse repurchase agreements in the Company's Statement of Financial Condition.

(d) Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates.

The Company files federal tax returns on a stand-alone basis and is included in the combined New York State and City Article 9A return with the Parent and its affiliates. Pursuant to a tax sharing arrangement with the Parent and certain affiliates, the Company establishes an intercompany payable/receivable for any current state and local tax expenses. Deferred tax is provided in full, using the balance sheet method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(continued)

(e) Collateralized Transactions

(i) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Due to the highly liquid nature of the underlying collateral (primarily U.S. government and agency securities) and the short-term maturity of these agreements, the majority of reverse repurchase agreements are recorded at contractual amounts which approximate fair value. It is the policy of the Company to take possession of securities in order to collateralize reverse repurchase agreements. The collateral value, including accrued interest, is monitored daily and additional collateral is obtained when appropriate to protect the Company in the event of default by the counterparty. All repurchase and reverse repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty. Accrued interest income and interest expense are reported as part of Securities purchased under agreements to resell and Securities sold under agreements to repurchase, respectively, on the Statement of Financial Condition. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported as interest revenue and interest expense, respectively, in the Statement of Operations.

The Company uses data from its primary pricing vendor in establishing the daily fair value of securities collateral; while engaging a secondary pricing vendor serves as a verification control.

(ii) Securities Borrowed and Loaned Transactions

Securities borrowed and loaned transactions are accounted for as collateralized financing transactions. The Company pledges cash or securities to collateralize securities borrowed transactions, and will receive cash or securities to collateralize securities loaned transactions. Cash collateral transactions are recorded at their contracted amount (the amount of cash collateral advanced or received). The Company also enters into securities borrow transactions where the collateral delivered or received is other securities (security-for-security transactions). The Company's accounting policy is to record a balance sheet gross-up entry for security-for-security finance transactions, when the Company is legally the "lender".

Securities borrowed transactions require the Company to deposit collateral with the lender in excess of the market value of the securities borrowed. The fair value of securities borrowed and loaned is monitored daily and additional collateral is obtained or refunded when appropriate to protect the Company in the event of default by the counterparty.

Rebates earned or paid on securities borrowing or lending transactions are shown in the caption Interest revenue or Interest expense, respectively, on the Statement of Operations

and in the caption Interest and dividends receivable or Interest and dividends payable, respectively, on the Statement of Financial Condition.

All securities borrowed and loaned transactions are subject to an enforceable master netting agreement that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

(f) ***Fair Value of Financial Instruments***

Most of the Company's assets and liabilities are carried at fair value. Some are carried at contract value. Assets, which are recorded at contracted amounts approximating fair value, consist largely of short-term secured receivables, including securities borrowed and securities purchased under agreements to resell. Similarly, the Company's short-term liabilities, such as securities loaned and securities sold under agreements to repurchase, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight and, accordingly, their fair values are not materially affected by changes in interest rates or market movements. Subordinated borrowings are recorded at contracted amounts, approximating fair value.

The Company records securities owned at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. Fair value is a market-based measure considered from the perspective of a market participant rather than an entity specific measure.

ASC 820 governs a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value.

The valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest level. The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Unadjusted quoted prices that are available in active markets on major exchanges (e.g. New York Stock Exchange) for the identical assets or liabilities at the measurement date.

Level 2 – Quoted prices for similar instruments in active and inactive markets; and model driven valuations with significant inputs and drivers derived from observable active markets.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

(continued)

Where inputs used to measure fair value may fall into different levels of the fair value hierarchy, the Company categorizes such financial asset or liability based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company has an established and documented process for determining fair value and has controls in place to ensure that its valuations are appropriate. Any changes to the valuation methodology are reviewed by management to confirm the changes are justified.

In determining the fair value of securities owned, unrealized gains and losses are reported as a component of principal transactions. Unrealized gains and losses on interest only Agency securities and interest received from these securities is recorded in Other Income in the Statement of Operations. The securities owned at December 31, 2019 are interest only securities (I/O) guaranteed by Government National Mortgage Association (GNMA).

The Company carries these securities at fair value derived from a third-party industry accepted pricing models adjusted for liquidity and market changes. This valuation is adjusted when changes to inputs and assumptions are corroborated by evidence such as broker quotes, observable market data for the same or similar security, transactions in similar instruments, other transactions across the capital structure, and changes in financial ratios or expected cash flows. Accordingly, these model priced investments are classified within Level 3 of the valuation hierarchy under ASC 820.

The Company employs a second external pricing source as a check on the foregoing previously noted pricing model. See Note 14.

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2019, segregated by the level of the valuation inputs within the fair value hierarchy used to measure fair value (in thousands):

	Level 1	Level 2	Level 3	Balance as of year end
Assets:				
I/O Agency Security	$ -	-	74,739	$ 74,739
Total	$ -	-	74,739	$ 74,739

There were no transfers between any levels within the fair value hierarchy in the year ended December 31, 2019.

A roll forward of financial instruments classified as Level 3, which require valuations based upon significant unobservable inputs, is presented below along with statement of financial condition presentation (in thousands):

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

(continued)

	Beginning balance	Additions	Paydowns and MTM gain/loss	Transfers	Sales	Ending balance
I/O Agency Security	$ -	84,402	(9,663)	-	-	$74,739
Total	$ -	84,402	(9,663)	-	-	$74,739

The following table presents information about significant unobservable inputs used in the measurement of the fair value of the Company's Level 3 assets and liabilities (dollars in thousands):

	Quantitative Information about Level 3			
	Fair Value	Valuation Technique	Unobservable Input(1)	Range(1)
I/O Agency Security	$74,739	Discounted Cash Flows	Yield	4.41% to 6.01%

(1) Significant increase in this input may lead to significantly lower fair value measurements.

(g) ***Derivative Instruments***

The Company facilitates and enters into contingent and forward starting repurchase agreements with the clients and third parties that settle at a future date, generally within three business days. The Company accounts for these transactions as forward contracts.

In addition, the Company facilitates forward mortgage-backed securities transactions for its clients. For the contracts where the Company acts as a principal prior to settlement date the Company accounts for these transactions as forward contracts.

(h) ***Revenue from Contracts with Customers***

The Company buys and sells and routes for execution securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a fee. Clearing fee (including order routing) revenue and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Clearing fee revenues

represent the only material revenue from contracts with customers. A substantial majority of the Company's revenues are comprised of financial services products that are not within the scope of ASU 2014-09, *Revenue from Contracts with Customers.* There was no impact to any prior period amounts or transition adjustment recorded as a result of the adoption of the new standard. Clearing fee revenues amounted to $33,404,754 for the year ended December 31, 2019.

(i) ***Foreign Currencies***

The Company has cash on deposit with banks, as well as payables to customers and counterparties, denominated in foreign currencies. These assets and liabilities are translated at closing exchange rates at December 31, 2019, while any revenues and expenses are translated at average exchange rates with any resulting gain or loss reflected in the Statement of Operations classified as Other expense.

(k) **Leases (ASC 842)**

The Company adopted ASU No. 2016-02, *Leases* and recognized leases with terms exceeding one year in the Statement of Financial Condition as Right of use (ROU) asset, representing the right to use the underlying asset for the lease term, and a Lease liability, representing the liability to make lease payments. The ASU also requires that for operating leases, a lessee recognize interest expense on the lease liability, and the amortization of the right-of-use asset as a combined expense in the Statement of Operations. The adoption of the ASU resulted in the recognition of a right of use asset of $8,072,493 on January 1, 2019. See Note 13 for lease disclosures.

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

(3) Securities Financing

The table below presents the gross and net resale and repurchase agreements and stock borrow and stock loan transactions, and the related amount of netting with the same counterparty under enforceable netting agreements ("counterparty netting") included in the Statement of Financial Condition. All of the gross carrying values of these arrangements are subject to enforceable netting agreements. The table below also presents the amounts not offset in the Statement of Financial Condition.

	As of December 31, 2019	
	Assets	**Liabilities**
(in millions)	**Securities purchased under agreements to resell**	**Securities sold under agreements to repurchase**
Amounts included in the Statement of Financial Condition		
Gross carrying value	$ 45,587	$ 49,688
Counterparty netting	(28,377)	(28,377)
	$ 17,210	$ 21,311

(in millions)	**Stock Borrow**	**Stock Loan**
Amounts included in the Statement of Financial Condition		
Gross carrying value	$ 5,506	$ 1,160
Counterparty netting	-	-
Net	$ 5,506	$ 1,160

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

(continued)

The following table presents the net amount of financial assets and liabilities subject to enforceable master netting agreements, "MNA".

December 31, 2019 (in millions)	Net amount included on the Statement of Financial Condition	Financial Instruments Collateral (1)	Net Exposure
Financial assets subject to enforceable MNA (1)			
Securities borrowed	$ 5,506	$ 5,506	$ -
Securities purchased under agreements to resell, net	17,210	17,210	-
Total	$ 22,716	$ 22,716	$ -
Financial liabilities subject to enforceable MNA			
Securities loaned	$ 1,160	$ 1,152	$ 8
Securities sold under agreements to repurchase	21,311	21,247	64
Total	$ 22,471	$ 22,398	$ 72

(1) The total amount reported in financial instruments collateral is limited to the amount of the related instruments presented in the Statement of Financial Condition and therefore any over-collateralization of these positions is not included.

The following tables present gross obligations for repurchase agreements and securities loaned transactions received as collateral by remaining contractual maturity and class of collateral pledged.

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

(continued)

	At December 31, 2019				
	Remaining Contractual Maturity (In Millions)				
	Overnight or Continuous	Less than 30 days	30-90 days	Over 90 days	Total
Repurchase Agreements (2)	$ 42,351	$ 2,146	$3,103	$2,088	$49,688
Securities Loaned	1,160	-	-	-	1,160
Gross amount of secured financing included in the above offsetting disclosure	$ 43,511	$ 2,146	$3,103	$2,088	$50,848

(2) Amounts presented on a gross basis, prior to netting as shown on the Company's Statement of Financial Condition.

Secured Financing by the Class of Collateral Pledged (in millions)	At December 31, 2019
Securities sold under agreement to repurchase (3)	
U.S. government and agency securities	$ 41,687
State and municipal securities	-
Asset - backed securities	7,984
Corporate and other debt	17
Corporate equities	-
Other	-
Total Securities sold under agreement to repurchase	$ 49,688
Securities loaned	
U.S. government and agency securities	$ -
State and municipal securities	-
Asset - backed securities	-
Corporate and other debt	-
Corporate equities	1,160
Other	-
Total Securities loaned	$ 1,160

(3) Amounts presented on a gross basis, prior to netting as shown on the Company's Statement of Financial Condition.

In the normal course of business, the Company obtains securities under agreements to resell and securities borrowed on terms which permit it to resell or lend the securities to others. At December 31, 2019, the Company obtained via either secured borrowings or reverse repurchase agreements

securities with a fair value of $50,977,464,546, of which approximately $50,775,375,653 have been either sold under agreements to repurchase or lent to others in connection with the Company's activities.

At December 31, 2019, the Company had non-cash securities lending agreements where the Company was legally the Lender. The Company has transferred assets accounted for as financing, and received (U.S. equities) as collateral. The fair value of the collateral received is recorded in the Statement of Financial Condition as "Securities received as collateral" and "Obligation to return collateral" in the amount of $131,096,252.

(4) Derivative Instruments

The Company enters into contingent and forward starting reverse repurchase and repurchase agreements (agreements that have an extended settlement term) that are primarily secured by collateral from U.S. government securities. At December 31, 2019, the Company had reverse repurchase and repurchase agreements of $17,565,636,440 and $8,441,827,800, respectively, that had an immaterial fair value.

The Company enters into forward settlement US agency mortgage-backed securities (transactions with an extended settlement term). At December 31, 2019, the Company had buy and sell transactions of 4,408,850,000 and $4,501,225,000, respectively, that had an immaterial fair value.

(5) Intangible Assets

Under the provisions of ASC 350, *Intangibles – Goodwill and Other*, for intangible assets not subject to amortization, the Company evaluates on an annual basis whether the fair value is greater than the carrying value of such assets. If the carrying amount of such assets exceeds the fair value on the undiscounted cash flows expected to be generated, an impairment loss is recognized in an amount equal to that excess. The Company has concluded that the fair value is greater than the carrying amounts of such assets. Intangible assets not subject to amortization consisting of customer relationships amounted to $8,480,450 at December 31, 2019, and are included in Other assets in the Statement of Financial Condition.

(continued)

(6) Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2019 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 228,757,616	$ 286,036,652
Receivable from and payable to clearing organizations	54,460,774	14,077,755
Receivable from and payable to broker-dealers	484,396	59,390,886
	$ 283,702,786	$ 359,505,294

(7) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of leasehold improvements, furniture, fixtures, computer and communication equipment, and software. Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of premises and equipment are provided by the straight-line method over the estimated useful life of the asset, which amounted to $3,135,955 during 2019 of which $1,603,534 was included in Occupancy expense and $1,532,421 in communications and data processing in the Statement of Operations.

Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding five years.

Furniture, equipment and leasehold improvement costs are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Furniture, equipment and leaseholds consisted of the following at December 31, 2019:

Furniture, equipment, and software	$ 16,293,463
Leasehold improvement	9,449,372
	25,742,835
Less: Accumulated depreciation and amortization	(19,685,174)
	$ 6,057,661

(8) Related Party Transactions

In order to benefit from infrastructural cost savings, the Company shares some of the same resources with the Parent and certain affiliates as defined by service agreements.

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

(continued)

The Parent and certain affiliates provide various clearing and administrative services to the Company, for which the Company is charged in accordance with the service level agreements. The charges for clearing services amounted to $2,658,654 and was included in Clearance and brokerage charges in the Statement of Operations for the year ended December 31, 2019. At December 31, 2019, included in Other liabilities in the Statement of Financial Condition, the Company had payables to the Parent and affiliates of $833,733 related to these services.

Pursuant to a tax sharing arrangement with the Parent and certain affiliates, the Company establishes a payable or receivable with the Parent for any current state and local tax expenses. At December 31, 2019, this receivable amounted to $3,080,437 and was included in Other assets in the Statement of of Financial Condition.

An affiliate subleases space from the Company and paid the Company $1,353,150 during 2019, which is included in Occupancy expense on the Statement of Operations.

The Company has an agreement in place to clear transactions referred by the Parent. The Company recorded revenue from the Parent of $48,523 during 2019, which is included in Clearing Fees on the Statement of Operations.

The Company has a committed line of credit arrangement with the Parent in the amount of $250,000,000. Draw-downs pursuant to the credit line are unsecured, and the agreement expires on September 18, 2021. In addition, the Company has entered into an additional committed line of credit arrangement with the Parent in the amount of $200,000,000 and the agreement expires on November 15, 2023. During the year and as of December 31, 2019, there were no borrowings outstanding under those agreements. The Company recorded a commitment fee of $963,195 as Interest expense in the Statement of Operations.

The Company also has an uncommitted short term money market lending facility with the Parent, providing overnight funds at market rates. As of December 31, 2019, there was $200,000,000 and 50,000,000 or a total $250,000,000 outstanding. The interest rates on those borrowings were 1.917% and 1.80% respectively at December 31, 2019. Amounts borrowed under the facility are unsecured. The average balance outstanding was $202,514,000 at a weighted average rate of 2.42%. During 2019, Interest expense in the Statement of Operations includes $7,177,155 of interest charged.

The Company also has an uncommitted intra-day money market loan facility with the Parent, providing for intraday loans up to $300,000,000. The interest rate on this borrowing was 0.10% at December 31, 2019. The average balance drawn was $300,000,000 at a weighted average rate of 0.10%. As of December 31, 2019, there were no borrowings outstanding under the above agreement. Interest charged related to this facility by the Parent of $206,667 is included in Interest expense in the Statement of Operations during 2019.

During the year, the Company transacted reverse repurchase and repurchase agreements with the Parent and affiliates. As of December 31, 2019, there was $71,795,808 repurchase agreements outstanding with the Parent and affiliates with a weighted average interest rate of 0.35% as of December 31, 2019. As of December 31, 2019, there was no reverse repurchase agreements

(continued)

outstanding with the Parent and affiliates. During the year, the average balance of reverse repurchase agreements was $329,326 with a weighted average interest rate of 2.68%. Interest of $17,656 related to the reverse repurchase agreements is included in Interest income in the Statement of Operations during 2019. During the year, the average balance of repurchase agreements was $33,378,663 with a weighted average interest rate of 0.90%. Interest of $434,789 related to the repurchase agreements is included in Interest expense in the Statement of Operations during 2019.

In addition, the Company has subordinated borrowing agreements with the Parent. Please refer to Note 10 for details.

(9) Employee Benefit Plans

The Company maintains a Traditional and Roth 401(k) Plan (the "Plan"). Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing rollover distributions from other qualified plans. The Company will make a matching contribution up to 100% of the first 4% of base compensation that a participant contributes as pre-tax and after-tax contributions to the Plan. In addition, the Company will make a non-elective contribution of the lesser of 100% of the participant's contribution or 5% of a participant's base compensation. Expenses for the Plan were $1,811,551 for the year ended December 31, 2019 and are reported in Employee compensation and benefits in the Statement of Operations.

(10) Borrowings Subordinated to Claims of General Creditors

The Company has three subordinated borrowing agreements and associated secured demand notes receivable with the Parent as follows:

Nominal	Market Value (1)	Maturity	Interest Rate
$ 100,000,000	$ 111,710,143	10/15/2022	0.20%
300,000,000	335,042,819	9/30/2023	0.20%
100,000,000	110,552,868	8/30/2022	0.20%
$ 500,000,000	$ 557,305,830		

(1) Market Value represents Fair Market Value of securities securing the demand notes.

Interest expense related to the foregoing in the Statement of Operations includes $709,056 of interest charged by the Parent.

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

(continued)

The borrowings have been approved by FINRA and are available in computing net capital under SEC Rule 15c3-1. These borrowings are subordinated to the claims of general creditors and, to the extent they are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(11) Income Taxes

Total income tax benefit for the year ended December 31, 2019 includes the following:

	Current	Deferred	Total
Federal	$ 18,040	$ (802,522)	$ (784,482)
State and local	(4,027,776)	3,293,868	(733,908)
Total income tax (benefit)	$ (4,009,736)	$ 2,491,346	$ (1,518,390)

The effective tax rate for the provision for income taxes for the year ended December 31, 2019 is 9%. The difference between the effective tax rate on income before the provision for income taxes and the statutory U.S. federal income tax rate of 21% is mostly due to nondeductible expenses, interest payable, and state and local taxes.

The Tax Cuts and Jobs Act (TCJA), enacted on December 22, 2017, significantly revised U.S. corporate income tax law by, among other things, reducing the corporate income tax rate to 21%, and implementing a modified territorial tax system that includes a one time transition tax on deemed repatriated earnings of foreign subsidiaries; imposes a minimum tax on GILTI and an alternative base erosion and anti-abuse tax ("BEAT") on U.S. corporations that make deductible payments to non-U.S. related persons in excess of specified amounts; and broadens the tax base by partially or wholly eliminating tax deductions for certain historically deductible expenses. The Company has reflected the impact of the 2017 TCJA in the financial statements. The Company continues to monitor the impact of the TCJA as additional regulations and formal guidance are provided.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Net deferred tax assets at December 31, 2019, were $8,953,446, comprised of $2,885,755 of gross deferred tax liabilities and $11,839,202 of gross deferred tax assets, included in Deferred tax liability and Other assets on the Statement of Financial Condition, respectively. Deferred tax liabilities relate principally to the excess of book over tax basis of the intangible assets and fixed assets. Deferred tax assets relate principally to the Federal NOL DTA. Federal taxes receivable of $2,673,368 and intercompany state taxes receivable of $3,080,437 are included in Other assets, in the Statement of Financial Condition.

(continued)

The Company believes it is more-likely-than-not that the Company will realize the benefits of the gross deferred tax assets taken into account the scheduled reversal of deferred tax liabilities and projected future taxable income over the period in which the deferred tax assets become deductible.

As of December 31, 2019, the Company had no unrecognized tax benefits or related accrued interest and penalties. The Company's policy is to account for interest and penalties as a component of Income tax expense.

The earliest taxable year that the Company is subject to Federal tax examination is 2016.

(12) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2019, the Company had net capital of $518,444,191 which was $514,383,570 in excess of required net capital of $4,060,621.

The Company is also subject to the SEC's Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2019, the Company's Customer reserve computation indicated no reserve requirement. At December 31, 2019, the Company had qualified securities in the amount of $53,723,748 segregated in its account reserved for the exclusive benefit of customers.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Brokers ("PAB"). At December 31, 2019, the Company's PAB reserve computation indicated no reserve requirement. At December 31, 2019, the Company had qualified securities in the amount of $64,993,744 segregated in its PAB reserve account.

(13) Commitments, Contingencies and Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources.

In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

(continued)

Leases

The Company leases office space under an operating lease which expires in January 2021. The Company has sub-leases related to the foregoing operating lease and recognized $1,551,189 of sublease receipts, which is included in Occupancy expense in the Statement of Operations. Future minimum lease payments during the next two years at December 31, 2019 are as follows:

Year	Gross Amount	Sublease Income	Net Amount
2020	$ 3,891,750	$ 1,101,664	$ 2,790,086
2021	324,313	16,630	307,683
	$ 4,216,063	**$ 1,118,294**	**$ 3,097,769**

There are no minimum lease obligations after 2021. Occupancy lease agreements, in addition to base rentals, generally provide for operating expense escalations resulting from increased assessments for real estate taxes and other charges. Also, in accordance with the lease agreement, the Company has deposited a letter of credit with the landlord in the amount of $1,945,875 as security.

In accordance with ASC 842, *Leases* the Company has recorded on its Statement of Financial Condition the Right of use asset and Lease liability. The discount rate (4.1%) used in determining the present value of the lease is the incremental borrowing rate incurred by the Parent. The Lease liability consists of the total undiscounted lease payments of $4,605,244 less imputed interest of $321,703. Total operating lease expense amounted to $4,049,250 included in occupancy expense in the Statement of Operations.

Under ASC 842-10-65-1 the Company elected a package of transition expedients that allows the Company to forgo reassessing certain conclusions reached under legacy GAAP. All expedients in this package were applied together for all leases that commence before the effective date of ASC 842. In transitioning to ASC 842, the Company did not assess

1. Whether any expired or existing contracts are leases or contain leases under ASC 842
2. Classification of any expired or existing leases under ASC 842
3. Whether unamortized initial direct costs for existing leases meet the definition of initial direct costs under ASC 842

In accordance with FASB ASC 450, *Contingencies,* the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated (see Notes 14 and 15).

(continued)

(14) Credit Risk

The Company enters into short-term collateralized financing transactions and, consequently, has credit risk for the timely repayment of principal and interest. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Company's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company may require counterparties to submit additional collateral when deemed necessary. The Company controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies and the fair value of which approximates the carrying amount of the financing transactions. See below for additional details. The Company monitors exposure to individual counterparties and securities for concentrations above approved limits. There were no concentrations as of December 31, 2019.

In November 2018, the Company had determined that pricing for certain collateral received from a counterparty as part of a reverse repurchase transaction was inaccurate. Upon attempting to deliver the collateral to the counterparty, the Company was advised by the counterparty that it was unable to return the cash. The contract value of the transaction was $138,299,412 and based on an updated valuation of the collateral, the Company had established a credit loss reserve of $43,191,324 at December 31, 2018.

In May 2019, an event of default was claimed under the terms of the Master Repurchase Agreement and under ASC 860-30-25-5, the Company derecognized its reverse repurchase transaction and related credit loss reserve and recorded the collateral as securities owned at fair value on the Statement of Financial Condition. This resulted in an additional provision for credit loss of $3,480,768. As of December 31, 2019, the fair value of these securities is $74,739,386. The Company elected to net the interest and security paydown payments received from the securities and MTM gain/loss together within other income in the financial statements. As of December 31, 2019, the combined income associated with unrealized gain/loss and interest income from May 2019 to December 31, 2019 (event of default) was $3,460,325 recorded as Other income in the Statement of Operations.

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

(continued)

(15) Legal Proceedings

The Company was involved in several judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's businesses.

On June 14, 2019, the Company reached agreements with the SEC and the Department of Justice ("DOJ") concerning activity that occurred prior to 2016 regarding the handling of pre-release American Depositoty Receipts ("ADRs"). The SEC settlement resolved the SEC's inquiry into the Company's activity with respect to pre-released ADRs, substantially all of which related to the Company's matched-book operations. The DOJ's review was the result of misconduct related to ADR pre-release by a former employee who separated from the Company in 2016. The Company voluntarily exited the pre-release ADR business after learning of these issues. According to the terms of the SEC settlement, the Company has paid an aggregate amount of $42,835,192, which includes disgorgement of $23,985,439, prejudgment interest of $4,458,491 and a penalty of $14,391,262. The Company also paid a penalty of $3,259,980 to the DOJ. The Company recorded $16,095,172 in Other expense associated with the settlements of these matters.

(16) Subsequent Events

In accordance with U.S. GAAP disclosure requirements on subsequent events, management has evaluated events for possible recognition or disclosure in the financial statements through March 2, 2020, the date the financial statements were available to be issued. No matters were identified which would require recognition or disclosure in the consolidated financial statements.

Industrial and Commercial Bank of China Financial Services LLC
(A Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Schedule I
Computation of Net Capital for Brokers and Dealers under Rule 15c3-1 of the U.S. Securities and Exchange Commission
December 31, 2019
(in thousands)

Net capital:		
Total member's capital	$	92,089
Add back: Deferred tax liability		2,221
Other allowable credits (subordinated borrowings allowable in computation of net capital)		500,000
		594,310
Deductions and/or charges:		
Non-allowable assets		
Unsecured customer/non-customer receivables		645
Securities owned not readily marketable		7,452
Furniture, equipment & leasehold improvements		6,058
Other assets		26,189
Total Non-allowable assets		40,344
Additional charges for customers' and non-customers' securities accounts		201
Aged fail to deliver		4,569
Other deductions and/or charges		25,828
Total Deductions and/or chanrges		70,942
Net capital before haircuts on securities positions		523,368
Haircut on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
US and Canadian government obligations		4,924
Net capital		518,444
Computation of minimum net capital requirement:		
The greater of $1,500,000 or 2% of aggregate debit items as shown in formula for reserve requirements pursuant to SEC Rule 15c3-3 prepared as of date of net capital computation		4,061
Excess net capital	$	514,383

- There are no material differences between the computation of net capital as computed above and as reported by the reported by the Company in its unaudited Form X-17A-5, Part II as of December 31, 2019 filed with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as amended on March 2, 2020.

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

Industrial and Commercial Bank of China Financial Services LLC
(A Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Schedule II-A
Computation for Determination of Customer Account Reserve Requirements under Rule 15c3-3 of the U.S. Securities and Exchange Commission
December 31, 2019
(in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	132,894
Monies payable against customers' securities loaned		2,502
Customers' securities failed to receive		19,644
Market value of short securities and credits in all suspense accounts over 30 calendar days		1,467
Total credits		156,506
Debit balances:		
Debit balances in customers' cash and margin accounts		181,091
Securities borrowed		21,619
Failed to deliver of customers' securities not older than 30 calendar days		321
Gross debits		203,031
Less 3% of aggregate debits		6,091
Total debits		196,940
Reserve Computation:		
Excess of total debits over total credits	$	(40,434)
Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		53,724
Amount of deposit including value of qualified securities in reserve bank account(s) at January 3, 2020		-
New amount in reserve bank accounts after adding deposit or subtracting withdrawal including value of qualified securities at January 3, 2020	$	53,724

There are no material differences between the computation of customer reserve requirements as computed above and as reported by the Company in its unaudited Form X-17A-5, Part II as of December 31, 2019 filed with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as amended on March 2, 2020.

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

Industrial and Commercial Bank of China Financial Services LLC
(A Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Schedule II-B
Computation for Determination of PAB Account Reserve Requirements under Rule 15c3-3 of the U.S. Securities and Exchange Commission
December 31, 2019
(in thousands)

Credit balances:		
Free credit balances and other credit balances in proprietary accounts of brokers (PAB)	$	44,391
Securities loaned		455
PAB securities failed to receive		33
Total PAB credits		44,879
Debit balances:		
Securities borrowed		11,507
Failed to deliver of PAB securities not older than 30 calendar days		262
Total PAB debits		11,769
Reserve Computation:		
Excess of total credits over total debits	$	33,110
Excess debits in customer reserve formula computation		40,434
PAB Reserve Requirement:		-
Amount held on deposit in reserve bank account at the end of reporting period		64,994
Amount of deposit in (or withdrawal from) reserve bank account at January 3, 2020		3,939
New amount in reserve bank accounts after adding deposit or subtracting withdrawal at January 3, 2020	$	68,933

There are no material differences between the computation of proprietary accounts of introducing brokers' reserve requirements as computed above and as reported by the Company in its unaudited Form X-17A-5, Part II as of December 31, 2019 filed with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as amended on March 2, 2020.

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

Industrial and Commercial Bank of China Financial Services LLC
(A Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Schedule III
Information for Possession or Control Requirements under Rule 15c3-3 of the U.S. Securities and Exchange Commission
December 31, 2019

(1) Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -
A. Number of items	-
(2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A. Number of items	-

There are no material differences between the information for Possession or Control requirements as computed above and as reported by the Company in its unaudited Form X-17A-5, Part II as of December 31, 2019 filed with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as amended on March 2, 2020.

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.